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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF   MARCH  , 2005
                 ---------    --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                              PERUSAHAAN PERSEROAN (PERSERO)
                                              PT TELEKOMUNIKASI INDONESIA
                                              ----------------------------------
                                                          (REGISTRANT)


DATE   MARCH 30, 2005                         BY /s/ Rochiman Sukarno
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                                                          (SIGNATURE)

                                                 ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION

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                                  PRESS RELEASE
                            No.TEL.95/PR000/UHI/2005


                       FILING OF 2004 FINANCIAL STATEMENTS


BANDUNG, MARCH 30, 2005 - PT Telekomunikasi Indonesia, Tbk. ("TELKOM" or the "Company") announced today that it will not file its audited consolidated financial statements for the year ended December 31, 2004 by the March 31, 2005 deadline required by Bapepam Rule Number X.K.2 regarding continuing obligations for the filing of financial statements.

The Company has not received the auditors' report on the Company's Financial Statements for the Financial Year 2004 from KAP Siddharta Siddharta & Widjaja, a member firm of KPMG International, the Company's independent auditor for the 2004 financial year.

Siddharta Siddharta & Widjaja is currently in the process of completing its audit on the 2004 financial statements so that TELKOM can file its audited consolidated financial statements as soon as possible.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2004 financial statements, constitute forward-looking statements which involve risks and uncertainties. Investors should not place undue reliance on such statements.



ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

Investor Relations Unit
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom-indonesia.com